Room 4561

May 26, 2006

Mr. Joseph W. McGrath
President and Chief Executive Officer
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

      Re: Unisys Corporation
                Form 10-K for Fiscal Year Ended December 31, 2005
                Form 10-Q for the Period Ended March 31, 2006
                Form 8-K Filed April 18, 2006
                File No. 001-08729

Dear Mr. McGrath:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year Ended December 31, 2005

Exhibit 13, Portions of Annual Report for Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

1.   We note you recorded a $1.6 billion adjustment to your deferred tax valuation
        allowance in the third quarter ended September 30, 2005. Your disclosures
        previously indicated that you considered your ability to generate future taxable
        income (predominantly in the U.S.) in assessing the realizability of the net
        deferred tax assets. Your current disclosures indicate that you considered your
        historical pretax losses recognized both in fiscal 2004 and in the first nine months
        of 2005 as well as the expected short term negative impact on operations as a
        result of your planned business restructurings in 2006. SFAS 109 requires that all
        available evidence both positive and negative should be considered to determine
        whether a valuation allowance is needed. Further, it states that the historical
        information should be supplemented by all currently available information about
        future years. We note the following forward looking statements which you have
        made and disclosed in within the Form 10-K:

        •   Your restructuring actions to be conducted in 2006 are expected to yield
            approximately $250 million of annualized cost savings on a run-rate basis
            by the end of 2007;
        •   In January 2006, you restructured an agreement with your equity partners
            in your iPSL joint venture whereby you expect an increase in your
            revenues of $150 million over the 2006 to 2010 timeframe and;
        •   The Company believes that the actions being taken by management,
            including the two listed above, will enable the Company in the coming
            years to accelerate revenue growth and significantly expand its margins
            and profitability.

        Based on the current disclosures it is unclear to us why the company recorded the
        valuation allowance during the 3rd quarter ended September 30, 2005 after
        considering the guidance in paragraphs 20-25 of SFAS 109. Provide us with
        specific evidence which addresses the following:

        •   Consideration given to the planned restructuring activities to be entered
            into in fiscal 2006 and the related impact these activities are expected to
            have on both domestic and international operations;
        •   Address whether the company had a change in their interpretation of
            SFAS 109 when they reconsidered their previous position of focusing on
            domestic operations to generate future taxable income to one where you
            focused on historical operating results;

- Address the timing of the recording of the valuation allowance;
- Address how your planned restructuring of your business model and planned divestiture of non-core assets (i.e. undefined) impacted your decision to record the valuation allowance.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 33

2.   We note your disclosure that revenue for post-contract software support arrangements is recorded at inception for contracts of one year or less. Describe how such arrangements comply with paragraph 59 of SOP 97-2. As part of your response, provide us with objective evidence of the Company's compliance with criteria c. and d. of paragraph 59 which indicate that in order to recognize PCS revenue with the initial licensing fee, the estimated cost of providing PCS during the arrangement is insignificant and unspecified upgrades/enhancements offered during the PCS period have been and are expected to be both minimal and infrequent. Also, tell us specifically what is included in these post-contract software support arrangements and whether they are renewable.

Form 8-K Filed April 18, 2006

Exhibit 99

3.   Your non-GAAP presentation within the press release does not appear consistent with our guidance and requirements on such presentation. We note the following inconsistencies:

- We note your presentation of a non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles and that such presentation may not comply with Item 100(b) of Regulation G. Please explain to us your basis for this presentation and explain how you believe it complies with Item 100(b) of Regulation G.

- Your non-GAAP statement of operations excludes pension expense and identifies numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenue, non-GAAP operating loss, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.

- Similar considerations should be given to your reconciliation of GAAP to non-GAAP segment results of operations as this reconciliation includes numerous non-GAAP measures as well including, non-GAAP gross profit in both dollar terms and as a percentage of revenues.

Form 10-Q for the Period Ended March 31, 2006

Notes to Consolidated Financial Statements

Note b. page 6

4.   We note that the Company recorded a charge of $145.9 million on March 31, 2006 in connection with a commitment to reduce your workforce by 3,600 employees. Tell us what consideration you have given to the disclosures required by paragraphs 20 b and d of SFAS 146.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief